UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

As previously disclosed in the Form 6-K furnished on February 13, 2025, MKDWELL Tech Inc. (the “Company”) received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) on February 10, 2025 that the bid price of its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, it did not comply with Nasdaq Listing Ruel 5450(a)(1). The Company was provided 180 calendar days, or until August 11, 2025, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On March 25, 2025, the Company transferred the listing of its Ordinary Shares to The Nasdaq Capital Market (the “Capital Market”), and as a result, the Company was afforded the remainder of the 180 day period, or until August 11, 2025, to regain compliance with the minimum $1 bid price per share requirement.

The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to provide it with an additional 180-day compliance period to cure the deficiency.

On August 13, 2025, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until February 9, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If at any time during this additional time period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. However, Nasdaq may, in its discretion, require the Company’s ordinary shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

The Company will continue to monitor the closing bid price of its common stock and may, if appropriate, consider implementing available options, including implementing a reverse stock split of its outstanding common stock, to regain compliance with the minimum bid price requirement. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement during this 180-day extension or meet the other continued listing requirements of the Capital Market. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s common stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	August 19, 2025